Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

ASB Bancorp, Inc. and Subsidiary

We consent to the incorporation by reference in the registration statement on Form S-8 of ASB Bancorp, Inc. of our report dated March 27, 2012, with respect to the consolidated balance sheets of ASB Bancorp, Inc. and Subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of income (loss), comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, which report appears in the ASB Bancorp, Inc.’s Annual Report on Form 10-K.

/s/ Dixon Hughes Goodman LLP

Asheville, North Carolina

June 6, 2012